Exhibit 21.1
Subsidiaries of Bamboo Insurance Services, Inc.

Legal Name	Jurisdiction of Incorporation

Miramar Holdco, LLC	Delaware

Bamboo Ide8 Insurance Services, LLC	Arizona

Ide8 Re Inc.	Arizona